

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Taylor Zhang
Chief Financial Officer
TenX Keane Acquisition
420 Lexington Ave Suite 2446
New York, NY 10170

> **Re: TenX Keane Acquisition**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 3, 2024**
> **File No. 333-275506**

Dear Taylor Zhang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors and Risk Factors Summary
If TenX is deemed to be an investment company under the Investment Company Act..., page 92

1.   We note your response to our prior comment 4 regarding the risks associated with being deemed to be an unregistered investment company. Please also state that if you are deemed to be an unregistered investment company you may be required to change your operations and that with respect to the consequences to investors any TenX Rights would expire worthless.

The TenX Board's Discussion of Valuation and Reasons for the Approval..., page 142

2.   We note that SpinCo agreed to transfer the patent rights immediately after it is commercially able to do so. Please clarify if there is an agreement in place. If so, please discuss all material terms and file such agreement as an exhibit or otherwise advise.

LYMPHIR (denileukin diftitox-cdxl)
Phase 3 Trial (E7777-G000-302) Design, page 193

3. You make several assertions regarding the safety and efficacy of your lead candidate LYMPHIR. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. Note that you may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. For instance, and without limitation, we note the following statements:
    *   "the primary and secondary endpoints of Study E7777-G000-302 demonstrated safety and efficacy of 9 μg/kg/day LYMPHIR...";
    *   "per protocol, LYMPHIR was considered efficacious..."; and
    *   "FDA accepted the Study E7777-G000-302 data which demonstrated both safety and efficacy...".

    Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tammara Fort, Esq.